Exhibit 3.1

Certificate of Amendment To Articles Of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.    Name of Corporation:

Creative Medical Technology Holdings, Inc.

2.    The Articles have been amended as follows:

Upon the filing of this Certificate Amendment, the outstanding shares of common stock of the Corporation, par value $.001 per share shall automatically and without further action be reverse split and reclassified (the "Reverse Split") on one-for-150 basis, such that one share of common stock, par value $.001 per share will be issued for each one hundred fifty (150) shares of common stock outstanding immediately prior to the effectiveness of the Reverse Split. No fractional shares will be issued in connection with the Reverse Split; instead, any beneficial owner of common stock who would otherwise be entitled by reason of the Reverse Split to receive a fractional share of common stock shall instead receive one (1) whole share of common stock in lieu of such fractional share, which shall be a fully-paid and non-assessable share of common stock of the Corporation.

3.    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is: 64

4.    Effective date of filing: (optional)      Date: 01/31/2020     Time: 9:00 am

5.    Signature: (Required)

/s/ Timothy Warbington
Signature of Officer